EXHIBIT 99.1

Stantec reports strong third quarter 2025 results, delivering over 17% growth in adjusted earnings per share

Highlights

  Net revenue of $1.7 billion, an increase of 11.8% compared to Q3 2024
  Adjusted EBITDA1 increase of 17.8% to $323.4 million and adjusted EBITDA margin1 of 19.0%, a 100 basis point increase over Q3 2024
  Diluted EPS of $1.32 and adjusted EPS1 of $1.53, up 46.7% and 17.7%, respectively, compared to Q3 2024
  Contract backlog increased to $8.4 billion, up 14.9% year-over-year
  Increases full year adjusted EBITDA margin guidance, reflecting the strong performance year-to-date and expectations for Q4 2025.

EDMONTON, Alberta and NEW YORK, Nov. 13, 2025 (GLOBE NEWSWIRE) -- Stantec (TSX, NYSE:STN), a global leader in sustainable engineering, architecture and environmental consulting, released its third quarter 2025 results today which were driven by the continued demand for Stantec's services, its diversified business model, and solid project execution.

In the third quarter, net revenue increased to $1.7 billion, an 11.8% year-over-year increase, driven by 5.6% organic growth1 and 5.2% acquisition growth1. Organic growth was once again achieved in each of Stantec's regional and business operating units, most notably in Water and Energy and Resources which achieved 12.8% and 9.7% organic growth, respectively. Third quarter 2025 adjusted EBITDA increased 17.8% or $48.8 million, and adjusted EBITDA margin reached an all-time high of 19.0%, up 100 basis points compared to the third quarter of 2024. Stantec delivered diluted earnings per share (EPS) of $1.32 and adjusted EPS of $1.53.

“Stantec delivered strong third quarter results, driven by the sustained global demand for our services and a continued focus on project execution and operational efficiency,” said Gord Johnston, President and CEO. “With the close of the Page acquisition in the quarter, and the continued demand we are seeing across all of our operating regions, we expect to deliver another record year for Stantec. We continue to make strong progress towards our 2024-2026 Strategic Plan, positioning us to successfully deliver on our targets.”

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1 Adjusted EPS, adjusted net income, adjusted EBITDA, adjusted EBITDA margin, and adjusted ROIC are non-IFRS measures, and organic growth, acquisition growth and DSO are other financial measures (discussed in the Definitions section of the Q3 2025 MD&A).

2025 Outlook

Stantec is increasing and narrowing expectations for its adjusted EBITDA margin outlook, described below.

	Previously Published 2025 Annual Range	Revised 2025 Annual Range
Targets
Net revenue growth	10% to 12%	10% to 12%
Adjusted EBITDA as % of net revenue (note)	17% to 17.4%	17.2% to 17.5%
Adjusted net income as % of net revenue (note)	above 8.8%	above 8.8%
Adjusted EPS growth (note)	18.5% to 21.5%	18.5% to 21.5%
Adjusted ROIC (note)	above 12.5%	above 12.5%

In setting our targets and guidance, we assumed an average value for the US dollar of $1.36, GBP of $1.84, and AU of $0.90 for the remainder of the year. For all other underlying assumptions, see the Q3 2025 MD&A. These targets reflect the recent acquisitions of Ryan Hanley, Cosgroves, and Page. They do not include any assumptions regarding the impact of revaluing our share-based compensation, as further described below.

note: Adjusted EBITDA, adjusted net income, adjusted EPS, and adjusted ROIC are non-IFRS measures discussed in the Definitions section of the Q3 2024 MD&A.

The revised guidance Stantec provided in the Outlook section of its Q2 2025 Interim Report (incorporated here by reference) was based on expectations for continuing high levels of activities in all regions, despite heightened levels of market uncertainty remaining in the near term, and on the completion of the Page, Ryan Hanley, and Cosgroves acquisitions. While these market uncertainties have moderated or abated in some geographies, they have continued to persist in the US in the short term. Global trends continue to drive strong demand for our services and our diversification of services across sectors and geographies creates resilience within our operations. On the strength of our operational performance in the third quarter and expectations for the fourth quarter, Stantec has increased its expectation for adjusted EBITDA margin, while other targeted measures remain consistent.

Overall, Stantec continues to expect net revenue growth of 10% to 12% in 2025. US organic net revenue growth expectations remain moderated in the lower half of the mid-single digits range due to slower procurement cycles persisting in the public sector in the near term and elevated caution in the private sectors, particularly for larger projects. Stantec continues to expect Canada’s organic net revenue growth to be in the mid- to high-single digits, driven by continuing strong momentum and elevated backlog levels. Stantec also continues to expect organic net revenue growth in Global to be in the mid to high single-digits, driven by continued high levels of activity in its Water business under the ongoing UK Asset Management Program (AMP) and framework agreements, strong demand in Infrastructure in Europe, and positive demand fundamentals in the Energy & Resources business.

Stantec has increased and narrowed the range for adjusted EBITDA margin to 17.2% to 17.5%, from 17.0% to 17.4%, reflecting strong project margins driven by solid project execution, continued discipline and enhanced strategies in the management of administration and marketing costs. Stantec continues to expect adjusted EBITDA margin in the fourth quarter to be below this range due to seasonal effects.

Stantec continues to expect its effective tax rate to fall within a range of 23.5% to 24.5%.

Overall, Stantec continues to expect to drive adjusted net income to a margin of greater than 8.8% of net revenue and deliver 18.5% to 21.5% growth in adjusted EPS in comparison to 2024.

The above targets do not include any assumptions for additional acquisitions beyond those noted in this Outlook section or further impact from significant share price movements subsequent to September 30, 2025, and the relative total shareholder return components on our share-based compensation programs.

Q3 2025 compared to Q3 2024

  Net revenue increased 11.8% or $180.6 million, to $1.7 billion, driven by 5.6% organic growth and 5.2% acquisition growth. Stantec achieved organic growth in all of its regional and business operating units, most notably in Water with double-digit organic growth.
  Project margin increased 12.1% or $99.8 million, to $927.9 million. As a percentage of net revenue, project margin increased 10 basis points to 54.4%, remaining in line with expectations.
  Adjusted EBITDA increased 17.8% or $48.8 million, to $323.4 million. Adjusted EBITDA margin was 19.0%, an increase of 100 basis points compared to Q3 2024. The increase in margin primarily reflects lower administrative and marketing expenses as a percentage of net revenue, mainly due to Stantec's disciplined management of operations and higher utilization.
  Net income increased 45.3% or $46.8 million, to $150.0 million, and diluted EPS increased 46.7%, or $0.42, to $1.32, mainly due to increases in project margin and, as a percentage of revenue, lower administrative and marketing expenses partly offset by higher income tax expense. As well, Q3 2024 included a non-cash impairment charge of $13.7 million from our real estate optimization strategy.
  Adjusted net income grew 17.7% or $26.2 million, to $174.1 million, achieving 10.2% of net revenue—an increase of 50 basis points. Adjusted EPS increased 17.7% or $0.23, to $1.53.
  Contract backlog increased to $8.4 billion at September 30, 2025, achieving 14.9% overall growth year over year, which includes 6.8% acquisition growth and 5.6% organic growth. Organic growth was achieved in all of Stantec's regional operating units. Contract backlog represents approximately 13 months of work.
  Operating cash flows increased $137.0 million or 76.6%, with cash inflows of $315.9 million, reflecting strong revenue growth, operational performance, and collection efforts.
  DSO was 73 days, a decrease of 4 days from December 31, 2024.
  Net debt to adjusted EBITDA (on a trailing twelve-month basis) at September 30, 2025 was 1.5x, reflecting the funding of the recent acquisition of Page, and remained within our internal target range of 1.0x to 2.0x.
  On July 31, 2025, we acquired Page, a 1,400-person architecture and engineering firm headquartered in Washington, DC that strategically complements Stantec's Buildings business and serves the advanced manufacturing, healthcare, mission critical, academic, civic, aviation, science and technology, and commercial markets.
  On November 13, 2025, Stantec's Board of Directors declared a dividend of $0.225 per share, payable on January 15, 2026, to shareholders of record on December 31, 2025.

Year-to-date Q3 2025 compared to year-to-date Q3 2024

  Net revenue increased 10.6% or $466.9 million, to $4.9 billion, driven by 5.4% organic growth and 3.1% acquisition growth, as well as the positive impact of foreign exchange. Stantec achieved organic growth in all of its regional and business operating units.
  Project margin increased $253.8 million or 10.7%, to $2,636.1 million. As a percentage of net revenue, project margin was consistent with 2024 at 54.3%, remaining in line with expectations.
  Adjusted EBITDA increased $126.3 million or 17.2%, to $860.1 million. Adjusted EBITDA margin increased by 100 basis points over the prior period to 17.7%, primarily reflecting lower administrative and marketing expenses as a percentage of net revenue, mainly due to disciplined management of operations and higher utilization.
  Net income increased 46.3% or $122.0 million, to $385.5 million, and diluted EPS increased 46.3%, or $1.07, to $3.38, mainly due to increases in project margin and, as a percentage of net revenue, lower administrative and marketing expenses partly offset by higher income tax expense. As well, 2024 included a non-cash impairment charge of $30.6 million from Stantec's real estate optimization strategy.
  Adjusted net income grew 22.1% or $83.5 million, to $461.6 million, achieving 9.5% of net revenue—an increase of 90 basis points—and adjusted diluted EPS increased 22.4%, or $0.74, to $4.05.
  Operating cash flows increased $254.3 million or 86%, with cash inflows of $550.6 million, reflecting strong revenue growth, operational performance, and collection efforts.

Q3 2025 Financial Highlights

	For the quarter ended September 30,				For the three quarters ended September 30,
	2025		2024		2025		2024
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	2,140.5	125.5%	1,929.4	126.5%	6,028.4	124.2%	5,540.5	126.3%
Net revenue	1,705.4	100.0%	1,524.8	100.0%	4,855.1	100.0%	4,388.2	100.0%
Direct payroll costs	777.5	45.6%	696.7	45.7%	2,219.0	45.7%	2,005.9	45.7%
Project margin	927.9	54.4%	828.1	54.3%	2,636.1	54.3%	2,382.3	54.3%
Administrative and marketing expenses	616.0	36.1%	571.6	37.5%	1,826.3	37.6%	1,695.8	38.6%
Depreciation of property and equipment	18.9	1.1%	17.4	1.1%	53.8	1.1%	50.4	1.1%
Depreciation of lease assets	35.3	2.1%	31.7	2.1%	98.6	2.0%	95.2	2.2%
Net (reversal) impairment of lease assets	(0.8)	—%	13.7	0.9%	(1.7)	—%	30.6	0.7%
Amortization of intangible assets	35.8	2.1%	36.7	2.4%	95.8	2.0%	99.5	2.3%
Net interest expense and other net finance expense	28.5	1.7%	26.9	1.8%	71.1	1.5%	78.5	1.8%
Other income	(4.6)	(0.4%)	(2.1)	(0.2%)	(15.7)	(0.3%)	(6.9)	(0.1%)
Income taxes	48.8	2.9%	29.0	1.9%	122.4	2.5%	75.7	1.7%
Net income	150.0	8.8%	103.2	6.8%	385.5	7.9%	263.5	6.0%
Basic and diluted earnings per share (EPS) (note)	1.32	n/m	0.90	n/m	3.38	n/m	2.31	n/m
Adjusted EBITDA (note)	323.4	19.0%	274.6	18.0%	860.1	17.7%	733.8	16.7%
Adjusted net income (note)	174.1	10.2%	147.9	9.7%	461.6	9.5%	378.1	8.6%
Adjusted EPS (note)	1.53	n/m	1.30	n/m	4.05	n/m	3.31	n/m
Dividends declared per common share	0.225	n/m	0.210	n/m	0.675	n/m	0.630	n/m

note: Adjusted EBITDA, adjusted net income, and adjusted EPS are non-IFRS measures (discussed in the Definitions section of the Q3 2025 MD&A).

n/m = not meaningful

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Q3 2025	Q3 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	399.6	371.5	28.1	—	n/a	28.1	7.6%
United States	888.0	775.9	112.1	69.2	7.1	35.8	4.6%
Global	417.8	377.4	40.4	10.5	9.0	20.9	5.5%
Total	1,705.4	1,524.8	180.6	79.7	16.1	84.8
Percentage Growth			11.8%	5.2%	1.0%	5.6%

Backlog

Backlog by Reportable Segment - September 30, 2025 vs September 30, 2024
(In millions of Canadian dollars, except percentages)	Sep 30, 2025	Sept 30, 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,732.6	1,700.4	32.2	—	n/a	32.2	1.9%
United States	5,052.7	4,169.2	883.5	476.5	132.0	275.0	6.6%
Global	1,611.1	1,439.5	171.6	22.1	50.9	98.6	6.8%
Total	8,396.4	7,309.1	1,087.3	498.6	182.9	405.8
Percentage Growth			14.9%	6.8%	2.5%	5.6%

Webcast & Conference Call

Stantec will host a live webcast and conference call on Friday, November 14, 2025, at 7:00 AM Mountain Time (9:00 AM Eastern Time) to discuss the Company’s third quarter performance.

To listen to the webcast and view the slide presentation, please join here.

If you are an analyst and would like to participate in the Q&A, please register here.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of Stantec.com.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Statements

Non-IFRS and Other Financial Measures

Stantec reports its financial results in accordance with IFRS. However, in this press release, the following non-IFRS and other financial measures are used by the Company: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), free cash flow, net debt to adjusted EBITDA, days sales outstanding (DSO), margin (percentage of net revenue), organic growth (retraction), acquisition growth, and measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, as well as measures and ratios calculated using these non-IFRS or other financial measures. Additional disclosure for these non-IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non-IFRS and Other Financial Measures section of the Q3 2025 Management’s Discussion and Analysis, available on SEDAR+ at sedarplus.ca, EDGAR at sec.gov, and the Company’s website at Stantec.com and the reconciliation of Non-IFRS Financial Measures appended hereto.

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components of Stantec's financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Forward-looking Statements

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, Stantec's Outlook and Annual Targets for 2025 in their entirety, any projections related to revenue, adjusted EBITDA as a % of net revenue, adjusted net income as a % of net revenue, adjusted diluted EPS growth, adjusted ROIC, free cash flow to net income, net debt to adjusted EBITDA, effective tax rate, earnings patterns, and days sales outstanding. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require management to make assumptions and are subject to inherent risks and uncertainties. Stantec's assumptions relating to the 2025 Outlook and Annual Targets are provided in the Company’s 2024 Annual Report.

Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, economic downturns, future pandemics or health crises that could adversely affect operations, reduced public or private sector capital spend, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the three and nine month periods ended September 30, 2025, there has been no significant change in the risk factors from those described in Stantec's 2024 Annual Report. This report is accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar+.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2024 Annual Report free of charge from the investor contact noted below.

Investor Contact

Jess Nieukerk
Stantec Investor Relations
Ph: 403-569-5389
jess.nieukerk@stantec.com

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Design with community in mind

Attached to this news release are Stantec’s reconciliation of non-IFRS financial measures.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2025	2024	2025	2024
Net income	150.0	103.2	385.5	263.5
Add back (deduct):
Income taxes	48.8	29.0	122.4	75.7
Net interest expense	28.1	26.7	69.8	78.0
Net (reversal) impairment of lease assets (note 1)	(0.5)	16.0	(0.5)	34.9
Depreciation and amortization	90.0	85.8	248.2	245.1
Unrealized gain on equity securities	(4.0)	(3.4)	(3.2)	(7.1)
Gain on sale of an investment interest	—	—	(3.7)	—
Acquisition, integration, and restructuring costs (note 5)	11.0	17.3	41.6	43.7

Adjusted EBITDA	323.4	274.6	860.1	733.8

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2025	2024	2025	2024
Net income	150.0	103.2	385.5	263.5
Add back (deduct) after tax:
Net (reversal) impairment of lease assets (note 1)	(0.4)	12.4	(0.4)	27.1
Amortization of intangible assets related to acquisitions (note 2)	19.4	21.2	50.2	58.2
Unrealized gain on equity securities (note 3)	(3.1)	(2.6)	(2.5)	(5.5)
Gain on sale of an investment interest (note 4)	—	—	(2.8)	0
Acquisition, integration, and restructuring costs (note 5)	8.2	13.7	31.6	34.8

Adjusted net income	174.1	147.9	461.6	378.1
Weighted average number of shares outstanding - diluted	114,066,995	114,066,995	114,066,995	114,066,995
Adjusted earnings per share	1.53	1.30	4.05	3.31

See the Definitions section of the Q3 2025 MD&A for the discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.

note 1: The net (reversal) impairment of lease assets includes onerous contracts associated with the impairment for the quarter ended September 30, 2025 of $0.3 (2024 - $2.3) and for the three quarters ended September 30, 2025 of $1.2 (2024 - $4.3). For the quarter ended September 30, 2025, this amount is net of tax of $(0.1) (2024 - $3.6). For the three quarters ended September 30, 2025, this amount is net of tax of $(0.1) (2024 -$7.8).
note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended September 30, 2025, this amount is net of tax of $6.3 (2024 - $6.0) and for the three quarters ended September 30, 2025, this amount is net of tax of $15.9 (2024 - $16.7).
note 3: For the quarter ended September 30, 2025, this amount is net of tax of $(0.9) (2024 - $(0.8)) and for the three quarters ended September 30, 2025, this amount is net of tax of $(0.7) (2024 - $(1.6)).
note 4: For the quarter ended September 30, 2025, this amount is net of tax of nil (2024 - nil) and for the three quarters ended September 30, 2025, this amount is net of tax of $(0.9) (2024 - nil).
note 5: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with our acquisitions and restructuring costs. For the quarter ended September 30, 2025, this amount is net of tax of $2.8 (2024 - $3.9) and for the three quarters ended September 30, 2025, this amount is net of tax of $10.0 (2024 - $10.0).